Mail Stop 6010


	August 16, 2005

Barbara A. Caulfield, Esq.
Executive Vice President, General Counsel and Secretary
Affymetrix, Inc.
3380 Central Expressway
Santa Clara, California 95051

Re:	Affymetrix, Inc.
	Registration Statement on Form S-4 Filed July 20, 2005
      File No. 333-126718

Dear Ms. Caulfield:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


What will ParAllele shareholders be entitled to receive . . ., page 1

1. Disclose on a per share basis the amount of merger consideration
ParAllele shareholders will receive in the merger.

2. Please revise to describe briefly the working capital and other adjustments, and indicate the estimated amount of these adjustments as of a recent date.
3. It does not appear that ParAllele shareholders are not given sufficient information to make an informed voting decision regarding the amount of consideration they will ultimately receive because the value can be adjusted downward by some unspecified amount. If you cannot provide more specific information regarding the value of the consideration, expand to state the minimum value they could receive so they can decide whether or not they want to vote to approve the merger based on that amount.

Why am I being asked to ratify the issuance of the Notes?
4. Expand the answer to state that the Notes, which were issued during the merger negotiations with Affymetrix, were issued with very favorable conversion terms that permit the holders to convert at the time of this merger and realize a profit of 112%, or $________.
If
shareholders will be giving up any rights to challenge the initial issuance of the Notes by ratifying them now, expand to so state.

What votes of the ParAllele shareholders are required . . .?, page
2

5. State, if true, that because ParAllele`s directors, executive officers and shareholders affiliated with certain directors have agreed to vote in favor of the merger, approval of that proposal is assured.

What is the escrow account and how does it work?, page 2

6. Please revise here and throughout the filing to quantify the estimated dollar amount of the 9.36% merger consideration to be placed in escrow, and disclose how this amount was determined.

Who is the shareholders` representative?, page 2

7. Disclose the decisions regarding the escrow fund that Dr.
MacQuitty will be empowered to make as a result of the approval of Proposal 1.

What ParAllele Shareholders Will Receive, page 6

8. Revise to present the alternative forms of consideration more clearly based on the various trading prices of Affymetrix shares, perhaps by tabular format. Provide the value to be received on a per share basis and the minimum amount ParAllele`s shareholders would receive after all adjustments so they can make informed voting decisions.


Material Federal Income Tax Consequences, page 7

9. While you are clear about the tax consequences if the merger consideration consists solely of cash, you should revise the disclosure to clarify what the tax consequences will be if shareholders receive stock or cash and stock, rather than stating what you "expect" the consequences to be.

Interests of ParAllele`s Officers and Directors in the Merger, page 7

10. Please revise to identify the ParAllele executive officers and board members who have "interests" in the merger. Also quantify the extent of all interests.

Proposal 2:  The Notes, page 10
11. Expand to explain why the Board agreed to such favorable conversion terms in the event of a change of control when it was actively negotiating a merger at the time. Explain how the various members of the Board (both those who were interested parties and those who were not interested parties) believed that agreeing to these terms was consistent with their fiduciary duties to unaffiliated shareholders.
12. Quantify the extent of the dilution to those shareholders who did not participate in purchasing the Notes.
13. Explain why shareholders are being asked to ratify this issuance, what happens if they do not ratify it, and why the board recommends that they vote FOR the ratification.

Other Business; Adjournments, page 32

14. We note your disclosure that proxies may be used to vote to adjourn the ParAllele special meeting in order to solicit additional proxies. Revise to clarify that proxies voting against a proposal will not be used to vote in favor of adjournment in order to solicit additional votes for a proposal. If you choose to do so, you can include a separate proposal regarding adjournment on the proxy card.

Proposal 1 - The Merger and Related Transactions, page 32

Background of the Merger, page 32

15. Please expand your disclosure with regard to possible strategic relationships, business combinations and financing transactions ParAllele considered as alternatives to the proposed merger. Identify the alternatives and explain why they were rejected in favor of the proposed merger.

16. We note your disclosure on page 32 that the ParAllele board formed an advisory committee that included Mr. Ericson, Dr. MacQuitty and Ms. Samuels to consider, among other things, potential equity financing opportunities for ParAllele. Please disclose whether in voting to approve the convertible note financing, the ParAllele board considered the interests of these members of the advisory committee in such a transaction. Also disclose what other financing opportunities were considered and rejected.

17. Describe the negotiations that took place regarding arrangements for executive officers of ParAllele to receive employment, severance or other forms of compensation in addition to the per share amounts to be received by all existing security holders. Explain how the negotiations regarding these arrangements affected the negotiations regarding the exchange ratio.

Reasons for the Merger, page 35

18. Please disclose the identity of and services provided by the "strategic consultant" identified on page 33. Disclose whether ParAllele considered the advice of the strategic consultant in determining whether to recommend that ParAllele shareholders vote in favor of the merger.

19. We note there is no discussion about whether ParAllele received a fairness opinion. If none was obtained, fully describe how the ParAllele board determined that the proposed merger consideration is fair. We may have further comments.

Executive Officer Severance Agreements and Employment of Certain
ParAllele Executive Officers by Affymetrix . . ., page 41

20. Please disclose all material terms of the agreements referenced in these sections. For example, disclose the nature of the consulting services to be provided by Dr. Naclerio and the fees payable to him under this agreement.

21. Please revise your disclosure to quantify the benefits to be received under each of the agreements described in this section. For example, disclose the number of shares of restricted stock held by Dr. Naclerio that were subject to accelerated vesting. Disclose the value of the shares of Affymetrix common stock that Affymetrix recommends issuing to Dr. Krodel and Dr. Willis.

Convertible Promissory Notes, page 42

22. Please disclose all material terms of the convertible promissory notes, including the conversion rate, and file a form of the note as an annex to the proxy statement/prospectus. Please also disclose any material changes to other agreements made in connection with this issuance of the convertible notes. We note, for example, references to amendments to the Series B put option in third full paragraph on page F-20.




Security Ownership of Management and Certain Beneficial Owners of
ParAllele, page 44

23. Identify the natural persons who beneficially own the shares held by Abingworth Management Limited, Index Ventures, and Versant
Ventures.

Material U.S. Federal Income Tax Consequences, page 46

24. Please revise the second paragraph on page 48 to remove the qualification and to clarify that counsel for each of the parties has opined that the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

The Merger Agreement, page 54
Calculation of Merger Consideration, page 55

25. Disclose the circumstances under which ParAllele would elect for the merger consideration to be paid exclusively in cash if Affymetrix`s average stock price during the 30 days prior to closing is greater than $64.4163.

Impact of the Notes on ParAllele Shareholders, page 75

26. Please describe and quantify to the extent practicable claims arising from the issuance of the convertible notes.

Annex A

27. We note your statement that "Such information can be found elsewhere in this proxy statement/prospectus and in the other public filings Affymetrix makes with the Securities and Exchange Commission." Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

28. We note your statement that "information concerning the subject matter of the representations and warranties may have changed since the date of the agreement, which subsequent information may or may not be fully reflected in Affymetrix`s public disclosures."
Please
be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement/prospectus not misleading.

*  *  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


      Please contact Donald C. Hunt at (202) 551-3647 or me at
(202)
551-3800 with any questions.

Sincerely,



	Peggy A. Fisher
	Assistant Director

cc (via fax):	Martin Wellington, Esq. or Mischa Travers, Esq. -
Davis Polk & Wardwell LLP
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Barbara A. Caulfield, Esq.
Affymetrix, Inc.
August 16, 2005
Page 1